November 17, 2015

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.6 to Registration Statement on Form S-1

Filed October 20, 2015

File No. 333-203400

In response to your letter dated November 3, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 7 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your November 3, 2015 letter immediately before our response.

Prospectus Summary, page 4

1.

 You state that you intend to offer certain of your apps in the “App Store,” yet on page 16, and elsewhere in the filing, you indicate that your application will require “jailbreaking,” as such it is unclear whether you intend to utilize the App Store to distribute your applications.  Please advise.

RESPONSE: We have revised our offering document to further clarify that company’s G.G.APP will not be available in Apples Apps store as it will require its users to Jailbreak their iPhones but the Company’s encryption application will be available in the Google play as it will not require the end user to Jail Break their Phones.

We have revised our statements on the bottom of page 5 and on the first paragraph on page 26:

“We intend to sell G.G.App on Google Play and for download on our website for US$      0.99…”

We have also revised the first paragraph under the ‘Market Opportunity’ heading on page 24:

“The Company believes that there are a large number of possible clients for our products. We intend to offer our products worldwide through Google Play and for download on our website...”

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Plan of Operations, page 45

2.

 You state that your programmers require control of an iPhone, and that your programmers will need to hack or jailbreak the operating system on the iPhones.  Please expand your disclosure to briefly describe any legal restrictions, applicable to jailbreaking mobile phones.  Further, since you also reference tablets on page 16, ensure that your revised disclosure addresses any legal issues arising from jailbreaking tablets.

Lastly, describe whether this approach contravenes the terms and conditions associated with the use of these mobile devices, and if so, discuss the resulting impact on your business.

RESPONSE: We have expanded our disclosure to briefly describe the legalities of Jail Breaking a smart phone starting as the first full paragraph on page 48:

“On October 28, 2013 The Copyright Office of the United States of America published in a report entitled “Exemption to Prohibition on Circumvention of Copyright Protection Systems for Access Control Technologies” that it was not illegal to Jail break a Smart Phone and it did not break any copyright laws. The exemption was not extended to tablets.

On October 28, 2015 The Copyright Office of the United States of America published in a report entitled “Exemption to Prohibition on Circumvention of Copyright Protection Systems for Access Control Technologies” where they approved a copyright exemption allowing the Jail Breaking of both smart phone and tablets.

“This exemption is a modification of the proponents’ proposal. It permits the circumvention of computer programs on mobile phones and tablets to enable interoperability of non-vendor- approved software applications (often referred to as “jailbreaking”).”

This legislation allowing for the Jail Breaking of both smart phones and tablets could be modified in the future making the act of Jail Breaking illegal under United States copyright laws. If such changes to legislation are made it could adversely affect the adoption of the Company’s G.G.APP as some users may not want to circumvent suck Copyright Laws.

The Company has not researched the legality of Jail Breaking in every country in the world. In Canada and in the European Union there is an exemption to copyright laws for the specific purpose of Jail Breaking a phone to use legally purchased software. It says that rooting or Jail Breaking for the purposes of “interoperability” is an exemption to existing copyright laws. In other words, it’s essentially “fair use” to root or jailbreak with the intent of running other, legally acquired software.

The issue of Jail Breaking a smart phone or tablet will be up to the discretion of each end user regardless of the copyright laws in their country. The Company does not in any way endorse the circumvention of copyright laws in any country. “

As per the above exemption, Jail breaking does not contravene the terms and conditions associated with the use of these mobile devices. The Company has added two additional risk factors, starting as the last Risk Factor on page 16:

CURRENT COPYRIGHT EXEMPTIONS PERMITTING JAIL BREAKING ARE SUBJECT TO CHANGE AND SUCH CHANGES COULD ADVERSELY AFFECT THE COMPANY’S BUSINESS.

On October 28, 2015 The Copyright Office of the United States of America published in a report entitled “Exemption to Prohibition on Circumvention of Copyright Protection Systems for Access Control Technologies” where they approved a copyright exemption allowing the Jail Breaking of both smart phone and tablets.

“This exemption is a modification of the proponents’ proposal. It permits the circumvention of computer programs on mobile phones and tablets to enable interoperability of non-vendor- approved software applications (often referred to as “jailbreaking”).”

This legislation allowing for the Jail Breaking of both smart phones and tablets could be modified in the future making the act of Jail Breaking illegal under United States copyright laws. If such changes to legislation are made it could adversely effect the adoption of the Company’s G.G.APP as some users may not want to circumvent suck Copyright Laws.

INTERNATIONAL LAWS ON JAILBREAKING COULD AFFECT THE COMPANY’S SALES OF ITS G.G.APP

The Company has not researched the legality of Jail Breaking in every country in the world. In Canada and in the European Union there is an exemption to copyright laws for the specific purpose of Jail Breaking a phone to use legally purchased software. It says that rooting or Jail Breaking for the purposes of “interoperability” is an exemption to existing copyright laws. In other words, it’s essentially “fair use” to root or jailbreak with the intent of running other, legally acquired software.

The issue of Jail Breaking a smart phone or tablet will be up to the discretion of each end user regardless of the copyright laws in their country. The Company does not in any way endorse the circumvention of copyright laws in any country.

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374